May 16, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”) (File Nos. 333-59093; 811-08879)

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally by Ms. Rebecca Marquigny of the staff on March 29, 2011, relating to Post-Effective Amendment No. 29 to the Trust’s registration statement, which was filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 28, 2011 (Accession no. 0000745544-11-000190).

For the staff’s convenience, the staff’s comments are restated below, followed by the Trust’s responses.  Comments indicated below to have been “accepted” have been addressed in Post-Effective Amendment No. 30 to the Trust’s registration statement, which was filed with the Commission pursuant to Rule 485(b) under the Securities Act on April 28, 2011.  A courtesy copy of the Initial Class and Service Class prospectuses and the combined statement of additional information contained in Post Effective Amendment No. 30 has been sent to Ms. Marquigny.

Prospectuses (Initial Class and Service Class):

1.	Comment:
Please note that the financial information that will be added in the Trust’s subsequent Rule 485(b) filing will not apply to the Sun Capital Global Real Estate Fund (the “Fund”) included in this filing.  Thus, please confirm that the Trust will incorporate the changes from this filing and responses to the staff’s comments into its Rule 485(b) filing and delay effectiveness of its Rule 485(b) filing until May 1, 2011.  Alternatively, the Trust could file two Rule 485(b) filings, provided that the second filing includes all updated disclosure and financial information submitted in the prior Rule 485(b) filing.

Response:                     Accepted.  The Trust confirms that it has incorporated the changes from this filing and responses to the accepted staff comments into its Rule 485(b) filing and

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

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has designated the effective date of its Rule 485(b) Post-Effective Amendment No. 30 filing as May 1, 2011.

2.	Comment:
With respect to the preambles to the expense table and the expense example, please consider limiting the variable contract expense information to avoid overemphasizing the Fund’s insurance aspect over its fund aspect.  For example, please consider limiting the discussion to “Expenses would be higher if variable contract fees were included.  Please consult the prospectus for your variable contract for more information.”

Response:                     Accepted in part.  The Trust has revised the preamble to the expense table to read as follows:

“This table describes the fees and expenses that you may pay if you buy and hold the Initial Class shares of the fund. The expenses shown in the table would be higher if they included the fees and expenses of the variable annuity and variable life insurance contracts through which the fund is offered. Please see the prospectus for your variable contract for more information.”

With respect to the preamble to the expense example, the Trust respectfully submits that the current and long-standing language (advising contract holders that the example does not reflect the incremental expenses included in their contracts) is appropriate.  Other than certain proprietary monies of Sun Life affiliates, no investor may have any direct or indirect exposure to Fund shares except through contracts issued by insurance company separate accounts, which contracts are subject to these expenses.  The Fund has no operation or offering separate from these insurance company separate accounts.

3.	Comment:
With respect to the expense table, please disclose in a footnote who can terminate the expense limitation agreement and under what circumstances, per Instruction 3(e) to Item 3 of Form N-1A.  In addition, if the fee waiver does not, or is not expected in the coming year to have an actual effect of lowering expenses, please remove the “Fee Waiver and Expense Reimbursement” and “Net Annual Fund Operating Expenses” line items and the related footnote.

Response:                     Due to the requirements of its notice provision, the one-year long expense limitation agreement cannot be terminated prior to April 30, 2012 (the end of its term and the end of the period specified in the prospectuses).  Thus, it will remain in effect for its full term and for at least the duration of the May 1, 2011 prospectuses.  Therefore, no change has been made in response to this comment.

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4.           Comment:                      In the sentence immediately preceding the How Investments Are Selected heading, please include the market capitalization ranges of small- and mid-cap securities.

Response:                     The Trust respectfully declines to include the market capitalization ranges of small- and mid-cap real estate-related issuers in the sentence immediately preceding the How Investments Are Selected heading.  The disclosure specifically states that the Fund may invest in real estate-related issuers of any size and, thus, the specific dollar ranges constituting companies considered “small” capitalization and “mid” capitalization on a specific date in time are, in the Trust’s view, of limited value to investors.  In addition, the Fund has not adopted, and does not wish to appear to have adopted, a specific policy with respect to small- and mid-capitalization real estate-related issuers that necessitates the use of ranges to determine compliance with the policy.  Accordingly, no changes have been made in response to this comment.

5.	Comment:
The second paragraph of the How Investments are Selected sub-section includes the following statement: “The subadviser may invest a relatively large percentage of the Fund’s assets in issuers in a single country, a small number of countries, or a particular geographic region.”  Please clarify the phrase “a relatively large percentage of the Fund’s assets.”

Response:                     Please see the response to Comment 6 below, which addresses both comments.

6.	Comment:
In the Principal Investments and Strategies section, please disclose how the sub-adviser determines: (i) the appropriate allocation between foreign and domestic REITs; and (ii) whether to focus the Fund’s investments in a particular region or group of countries.

Response:                     As suggested by the term “global” in the Fund’s name, the Fund invests in both domestic and foreign issuers and in issuers of different regions and groups of countries in the real estate industry.  The Fund’s subadviser selects such individual issuers based on the criteria set forth in the bullets under “How Investments are Selected.”  Allocations of the Fund’s assets are primarily the result of the application of these “bottom up” criteria already described, rather than from an allocation decision of the type suggested by the comment.  Accordingly, no changes have been made in response to this comment.

With respect to the staff’s Comment 5 regarding the meaning of “a relatively large percentage of the Fund’s assets,” this will vary based on the considerations just

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described, and will also be constrained by tolerance measures considered appropriate from time to time by the Fund’s subadviser regarding deviations from the weightings of the Fund’s benchmark index.  These benchmark index weightings fluctuate over time as do the tolerances relative to these weightings that are considered appropriate.

To address the staff’s concern the sentence has been moved to the end of the section and revised to read as follows:

“As a result of the foregoing, the fund’s subadviser may invest a significant portion of the fund’s assets in issuers in a single country, a small number of countries, or a particular geographic region.  The extent of such country or regional weightings in the portfolio, however, will be subject to permitted tolerances from time to time relative to the weightings of such countries or regions represented in the fund’s benchmark index.”

7.	Comment:
If the market capitalization ranges associated with small- and mid-cap securities are not included in the Principal Investments and Strategies section, please include such market ranges in the Principal Risks section.

Response:                     As noted in response to Comment 4 above, the Trust respectfully submits that, absent a specific capitalization range investment policy, the insertion of specific current capitalization ranges of what may be considered a small- or mid-capitalization company is not warranted.  Accordingly, no changes have been made in response to this comment.

8.	Comment:
If the Fund had portfolio turnover over 100% in 2010, please include disclosure regarding high turnover in the fund’s Principal Investments and Strategies section and include corresponding risk disclosure in the Fund’s Principal Risks section.

Response:	The Fund’s turnover rate was 40% in 2010. Thus, no change has been made in response to this comment.

9.	Comment:	In the Principal Risks section, please include the risks related to sub-prime investments, if applicable.

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Response:	The Fund does not consider the risk of sub-prime investments to be a principal risk, directly or indirectly, of an investment in the Fund.

The following paragraph has been added, however, to the Mortgage-related securities sub-section of the More About the Funds’ Investments section:

“A fund may invest in mortgage-related securities the value and liquidity of which may be adversely affected by the downturn in the subprime mortgage lending market in the U.S.  Subprime loans, which have higher interest rates than other loans, are made to borrowers with low credit ratings or other factors that increase the risk of default.  Concerns about widespread defaults on subprime loans have also created heightened volatility and turmoil in the general credit markets.  As a result, a fund’s investments in mortgage-related securities having subprime exposure may decline in value, their market value may be more difficult to determine, and the fund may have more difficulty disposing of them.”

In addition, the following disclosure has been added to the Real estate companies sub-section of the More About the Funds’ Investments section:

“Some of the real estate companies in which a fund may invest may be subject to exposure to subprime loans. See “Mortgage-related securities” above for a discussion of the risks of subprime loans.”

10.	Comment:
Please note that portions of the performance section are incomplete.  As a result, the staff is not in a position to ensure that the final information will meet the requirements of Form N-1A.  When the required information is included, please ensure that it complies with General Instruction C.3(b) of Form N-1A.  Please note that Items 2 through 8 of Form N-1A may not include disclosure other than the disclosure that is required or permitted by those Items.

Response:                     Acknowledged and accepted.  The performance section has been completed in a manner consistent with this comment in Post-Effective Amendment No. 30.

11.	Comment:	With respect to the performance bar chart, please confirm that the x and y axes are correctly labeled and that the information is presented horizontally with the most recent information on the right.

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Response:	Accepted. The Trust confirms that the disclosure is consistent with this comment.

12.	Comment:	Please provide the full name of the Fund’s benchmark index in the prospectus (e.g., in Appendix A.)

Response:                     Accepted.  The full name of the Fund’s benchmark index is included in the Appendix titled “Additional Information About the Indices,” which is Appendix B in Post-Effective Amendment No. 30.

13.	Comment:
In accordance with Items 4 and 9 of Form N-1A and related instructions, please modify the disclosure contained in Item 9 to expand on the Fund’s Item 4 disclosure with respect to how the subadviser will achieve the Fund’s investment objectives and the related principal risks.

Response:                     The Trust respectfully submits that both the content and location of the disclosure in the prospectuses are consistent with Items 4 and 9 and related instructions.  The Trust also submits that the approach taken is consistent with the range of approaches taken by other prospectuses in use in the industry.  A number of fund groups have included in the “back” of their prospectuses (i.e., under Item 9) all of the narrative disclosure provided in response to previous Form N-1A Item 4 and have merely duplicated a few sentences from this Item 9 disclosure in the new Item 4 summary section.  Other fund families, such as the Trust, have retained more disclosure in Item 4 and relied on Item 9 to supply further detail.  Further, General Instruction 3(a) expressly states that information included in response to Items 2 through 8 need not be repeated elsewhere (e.g., in Item 9 - “More About the Fund’s Investments”).  Accordingly, no changes have been made in response to this comment.

14.	Comment:	Please disclose whether the Fund will provide notice of a change in its investment objective and the minimum notice period that will be provided.

Response:                     The Trust respectfully submits that there is no requirement that a fund provide any specific minimum period of advance notice of a change in its investment objective.  While the Trust expects it would nevertheless provide such notice as would be appropriate under the specific circumstances (such as the nature of the change and its impact on the Fund’s portfolio and related risks), it does not choose to establish, by prospectus disclosure, a specific minimum notice requirement of general application to which it would not otherwise be subject.  The Trust also notes that to the extent the Fund’s 80% “name” policy were implicated in any such objective change, it already discloses, in the “Notice of Changes to Fund Policy” section, that the Fund will provide

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written notice to its shareholders at least 60 days prior to any change in the Fund’s 80% policy consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Accordingly, no changes have been made in accordance with this comment.

15.	Comment:
Please note that the disclosure responding to Item 9 of Form N-1A does not delineate between the Fund’s primary and secondary strategies and risks.  Please revise the disclosure to respond more specifically to the language of Item 9 and the Instructions to Items 9(b)(1), 9(b)(2) and 9(c).

Response:                     The Trust respectfully submits that the principal strategies and risks of the Fund have already been clearly delineated as such in Item 4 under Principal Investments and Strategies and Principal Risks.  Given the multi-fund joint prospectus format in which the disclosure appears in Post-Effective Amendment No. 30, the Trust respectfully submits that the More About the Funds’ Investments Section, including the table, its introduction and the subsequent discussion, set forth for the investor in an effective and user-friendly manner the various portfolio investments and related risks of the several funds’ investments.  Please see also the response to Comment 13 above.  Accordingly, no change has been made in response to this comment.

16.	Comment:
Please review the Fund’s derivatives disclosure to ensure it is consistent with the July 30, 2010 letter from the Commission to the Investment Company Institute.  This disclosure should not be too generic or standardized and should specifically describe the types of derivatives used by the Fund

Response:                     Accepted. The Trust has reviewed the Fund’s derivatives disclosure and confirms it is consistent with the Commission’s letter referenced in the comment.

17.	Comment:	Per Item 10(a)(1)(ii) of Form N-1A, please disclose the aggregate subadvisory fee paid during the Fund’s most recent fiscal year as a percentage of the Fund’s assets.

Response:                     Given that the Fund did not engage a subadviser during the most recent fiscal year, it did not pay subadvisory fees during the Fund’s most recent fiscal year.  Accordingly, no changes have been made in response to this comment.

18.	Comment:
It appears that everything a contract owner would do is covered in the Automatic Transactions sub-section of the Purchase and Redemption and Other Information section.  If the disclosure is intended to only cover transactions that are not initiated by contract holders, please revise the discussion accordingly.

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Response:	The Trust has removed the Automatic Transactions sub-section of the Purchase and Redemption and Other Information section from the prospectuses.

19.	Comment:
Please confirm supplementally that the Trust is aware of its obligation to file interactive data for the Fund’s risk/return summary as an exhibit to the registration statement within 15 days of the registration statement becoming effective as part of the Trust’s annual update to its registration statement.

Response:                     Confirmed.  The Trust is aware of this obligation.

20.	Comment:
Please confirm that the Fund’s summary prospectus will comply with the requirement that the cover page or the beginning of the document includes an appropriate legend.  Please see pages 75-76 of Securities Act Release No. 9989 for additional information.

Response:                     The Trust does not expect that it will distribute a summary prospectus for the Fund.  Accordingly, this legend will not be required or used.  If the Fund were to issue a summary prospectus, the required legend would be included in such document.

Part C:

21.	Comment:	Please provide the statement required by Regulation S-K, Item 510 in the indemnification disclosure required by Item 30 of Form N-1A.

Response:                     The Trust respectfully submits that extensive disclosure already appears in Part C to the Trust’s registration statement in response to Item 30.  That item requires merely a statement of “the general effect of” specified types of indemnification arrangements in place.  The Trust respectfully submits that the current disclosure satisfies the requirement of the item.  Accordingly, no changes have been made in response to this comment.

*****

Pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

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•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (617) 728-7167.

Sincerely,

/s/ Christopher P. Harvey
Christopher P. Harvey

cc:           Rebecca Marquigny, Esq. (SEC Division of Investment Management)
   Maura A. Murphy, Esq.